1 University Square Drive
Princeton, NJ 08540
www.blackrock.com

August 8, 2012

Via EDGAR

Mr. Kevin Woody

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Global Horizons I L.P.
Form 10-K for the year ended December 31, 2011
Filed on March 23, 2012
File Number No. 000-23240

Dear Mr. Woody:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of BlackRock Global Horizons I L.P. (the “Registrant”), we have filed this letter today as “Correspondence.”

This letter responds to the comment raised by the Staff of the Securities and Exchange Commission in its letter dated July 30, 2012, (the “Comment Letter”) regarding the Registrant’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).  The Registrant’s response to the Staff’s comment is numbered to correspond to the numbered comment in the Comment Letter and the Staff’s comment is repeated below in italics.

1.  Item 9A: Controls and Procedures, page 61

Please amend to furnish the information required by Item 308 of Regulation S-K.

Response:

The “Management’s Annual Report on Internal Control over Financial Reporting” (the “Report”) was inadvertently omitted from Form 10-K filed on March 23, 2012.  The Report was included in the Form 10-K for the year ended December 31, 2009 as Part of Item 9A(T).  However, the Report was deleted from the Form 10-K for the year ended December 31, 2010 because Item 9A(T) expired on December 15, 2010, although the Report should have then been included as part of Item 9A.

An amendment to the Form 10-K will be filed that will include the Report and the new certifications required pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, as amended.  The amendment to the Form 10-K will be filed by August 15, 2012.

In connection with responding to the Comment Letter, the Registrant acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

If you have any further questions or comments, please do not hesitate to call the undersigned at (609) 282-6996.

Very truly yours,

/s/ Michael Pungello

Michael Pungello
Chief Financial Officer